UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                          NOTIFICATION OF LATE FILING

                                Amendment No. 1

                                  Form 12b-25

Sec. File Number 0-4186             Cusip Number
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                                  [Check One]
[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                     For the Period Ended: June 30, 2000
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[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

For the Transition Period Ended_________________________

Read Instructions [on back page] Before Preparing Form.
Please Print or Type
Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein
If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:

Purpose of Amendment:

         To replace the original Form 12b-25, filed in error.

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:  The Sagemark Companies Ltd.
Former Name if Applicable:  Consolidated Technology Group Ltd.
Address of Principal Executive Office [Street and Number]: 700 Gemini City, State and Zip Code: Houston, TX 77058

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Part II - Rules 12b-25[b] and [c]

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25[b], the following should be completed.
[Check box if appropriate]

[X]  [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
[X]  [b] The subject annual report, semi-annual report, transition report on
         Form 10-K, Form 2-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [c] The accountant's statement or other exhibit required by Rule 12b-25[c]
         has been attached if applicable.
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Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. [Attach Extra Sheet if Needed]

The Company is involved in discussions that may lead to a change in control. The Company is deferring filing the Form 10-Q pending those discussions. There can be no assurances to the outcome.

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Part IV - Other Information

     [1] Name and telephone number of person to contact in regard to this notification:

         Richard Young           281          488-8484
         -----------------       ---          --------
              [Name]       [Area Code]   [Telephone No.]

     [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been
         filed?  If answer is no, identify report[s].        [X]Yes     [ ]No

     [3] Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                          [ ]Yes     [X]No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           The Sagemark Companies Ltd.
               [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2000            By:/S/
      ---------------            ---------------------
                                 Richard Young
                                 (Principal Financial and Accounting Officer)


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
       Intentional misstatements or omissions of fact constitute
        Federal Criminal Violation [SEE 18 U.S.C.1001]

                          GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25[17 CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need no restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.